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                            August 13, 2021

       Peng Xue
       Chief Executive Officer
       BingEx Limited
       Building 6
       Zhongguancun Dongsheng International Science Park
       No.1 Yongtaizhuang North Road
       Haidian District, Beijing 100192
       People   s Republic of China

                                                        Re: BingEx Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted July 16,
2021
                                                            CIK No. 0001858724

       Dear Mr. Xue:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement

       Cover page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
Cayman Islands holding company with operations conducted by
                                                        your subsidiaries and
through contractual arrangements with a variable interest entity
                                                        (VIE) based in China
and that this structure involves unique risks to investors. Explain whether the VIE
structure is used to replicate foreign investment in Chinese-based companies where Chinese
law prohibits direct foreign investment in the operating
 Peng Xue
FirstName LastNamePeng Xue
BingEx Limited
Comapany
August 13, NameBingEx
           2021        Limited
August
Page 2 13, 2021 Page 2
FirstName LastName
         companies, and disclose that investors may never directly hold equity interests in the
         Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ADSs, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
2. Please provide prominent disclosure about the legal and operational risks associated with
         being based in or having the majority of the company   s operations in
China. Your
         disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how
         recent statements and regulatory actions by China   s government, such
as those related to
         the use of variable interest entities and data security or anti-monopoly concerns, has or
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
Prospectus Summary, page 1

4. Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in
consolidation of the VIE   s
         operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies)
in which the company   s
         operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the
         VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
5. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
 Peng Xue
FirstName LastNamePeng Xue
BingEx Limited
Comapany
August 13, NameBingEx
           2021        Limited
August
Page 3 13, 2021 Page 3
FirstName LastName
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
6. Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the
         CSRC, CAC or any other entity that is required to approve of the VIE
s operations, and
         state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
7. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer.
         Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
8. We note your response to comment 2. Considering your disclosure that you are the largest independent on-demand dedicated courier service provider in China, please revise your summary to disclose the difference between on-demand dedicated courier service providers and captive dedicated courier service providers in China.
9. Revise your disclosure in this summary section to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB
         determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state. We note your disclosure on page 44.
 Peng Xue
FirstName LastNamePeng Xue
BingEx Limited
Comapany
August 13, NameBingEx
           2021        Limited
August
Page 4 13, 2021 Page 4
FirstName LastName
Summary Consolidated Financial Data, page 10

10. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately, as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.
Risk Factors, page 12

11.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risks Related to Our Business and Industry
We collect, process and use data, some of which contains personal information. Any privacy or data security breach could damage..., page 18

12. We note your response to comment 4. Please also revise to explain how CAC oversight is impacting this offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
If our expansion into new geographical areas is not successful, our business and prospects may be materially and adversely affected, page 20

13. In response to comment 5, you disclose that you have registered branch offices in all first-
         tier cities where you have operations. Please disclose what you consider first-tier cities as compared to what you disclose as lower-tier cities in which you are expanding you geographical reach.
Risks Relating to Our Corporate Structure
If the PRC government finds that the agreements that establish the structure for operating our business do not comply..., page 34

14. Revise this risk factor to acknowledge that if the PRC government determines that the
 Peng Xue
BingEx Limited
August 13, 2021
Page 5
      contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.
Use of Proceeds, page 61

15. We note your revised disclosure in response to prior comment 7. Once known, please further revise your disclosure to quantify the dollar amount of net proceeds to be allocated for each principal intended use.
        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Kimberly Calder,
Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.



                                                             Sincerely,
FirstName LastNamePeng Xue
                                                             Division of
Corporation Finance
Comapany NameBingEx Limited
                                                             Office of Energy &
Transportation
August 13, 2021 Page 5
cc:       Julie Gao
FirstName LastName